Interim Condensed Consolidated Financial Statements

September 30, 2021

(Expressed in U.S. dollars)
(unaudited)

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NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Gold Inc. as at and for the three and nine months ended September 30, 2021 have been prepared by management of Loncor Gold Inc. The auditors of Loncor Gold Inc. have not audited or reviewed these interim condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of financial position (Expressed in U.S. dollars – unaudited)

	Notes	September 30, 2021	December 31, 2020
		$	$
Assets
Current Assets
Cash and cash equivalents		799,050	256,624
Advances receivable and prepaid expenses	6	416,257	236,667
Due from related parties	7	241,589	26,474
Total Current Assets		1,456,896	519,765

Non-Current Assets
Property, plant and equipment	8	962,934	527,904
Exploration and evaluation assets	9	37,357,191	31,623,192
Intangible assets		-	1
Total Non-Current Assets		38,320,125	32,151,097

Total Assets		39,777,021	32,670,862

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	1,011,441	715,452
Accrued liabilities		14,475	221,634
Due to related parties	7	-	284,920
Employee retention allowance	18	184,036	184,159
Lease obligation - current portion	15	191,454	188,370
Loans - current portion	12	-	11,650
Current Liabilities		1,401,406	1,606,185

Lease obligation - long-term portion	15	-	159,874
Loans - long-term portion	12	27,220	26,501
Total Liabilities		1,428,626	1,792,560

Shareholders' Equity
Share capital	13	93,117,319	85,147,700
Reserves		10,521,531	8,940,059
Deficit		(65,290,455)	(63,209,457)
Total Shareholders' Equity		38,348,395	30,878,302
Total Liabilities and Shareholders' Equity		39,777,021	32,670,862

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	133,224,174	112,224,174

Going concern (Note 2b)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of loss and comprehensive loss (Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		$	$	$	$
Expenses
Consulting, management and professional fees		200,725	286,151	476,423	645,804
Employee benefits		189,576	137,318	852,921	410,167
Office and sundry		53,159	41,986	201,698	109,459
Share-based payments	14	2,809	18,246	442,617	257,499
Travel and promotion		57,681	84,629	138,770	217,557
Depreciation	8, 15	43,603	43,607	130,676	141,852
Interest and bank expenses		4,170	3,529	19,190	7,273
Interest on lease obligation	15	2,103	3,816	7,669	17,965
(Gain) on derivative instruments		-	-	-	(31,888)
Foreign exchange (gain) loss		696	28,951	(34,555)	28,320
Loss before other items		(554,522)	(648,233)	(2,235,409)	1,804,008
Interest and other income	15, 19	13,729	31,154	154,411	84,537
Loss and comprehensive loss for the period		(540,793)	(617,079)	(2,080,998)	(1,719,471)

Loss per share, basic and diluted	13d	(0.00)	(0.01)	(0.02)	(0.02)

Weighted average number of shares - basic and diluted	13d	131,323,964	111,537,248	125,202,968	104,431,362

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of changes in Shareholders’ equity (Expressed in U.S. dollars - unaudited)

	Common shares		Reserves	Deficit	Total shareholders' equity
	Number of shares	Amount
Balance at January 1, 2020	95,280,979	$79,841,286	$8,411,647	$(60,965,897)	$27,287,036

Loss for the period	-	-	-	(1,719,471)	(1,719,471)
Share-based payments (Note 14)	-	-	485,530	-	485,530
Common shares issued (Note 13b)	16,943,195	5,306,414	-	-	5,306,414
Balance at September 30, 2020	112,224,174	$85,147,700	$8,897,177	$(62,685,368)	$31,359,509

Loss for the period	-	-	-	(524,089)	(524,089)
Share-based payments (Note 14)	-	-	42,882	-	42,882
Balance at December 31, 2020	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

Loss for the period	-	-	-	(2,080,998)	(2,080,998)
Common shares issued (Note 13b)	19,350,000	8,862,574	-	-	8,862,574
Issuance costs (Note 13b)	-	(390,386)	-	-	(390,386)
Warrants exercised (Note 13c)	600,000	429,683	(66,083)	-	363,600
Warrants issued (Note 13c)	-	(1,051,144)	1,051,144	-	-
Warrants cancelled (Note 13c)	-	19,365	(19,365)	-	-
Stock options exercised (Note 14)	1,050,000	99,527	-	-	99,527
Share-based payments (Note 14)	-	-	615,776	-	615,776
Balance at September 30, 2021	133,224,174	$93,117,319	$10,521,531	$(65,290,455)	$38,348,395

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc. Interim Condensed Consolidated Statements of Cash Flows (Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		$	$	$	$
Cash flows from operating activities
Loss for the period		(540,793)	(617,079)	(2,080,998)	(1,719,471)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		43,603	43,607	130,676	141,852
Share-based payments	14	55,065	96,548	615,776	408,029
Accretion expense on government loan	12	248	-	736
Gain on derivative instruments	13	-	-	-	(31,888)
Interest on lease obligation	15	2,103	3,816	7,669	17,965
Changes in non-cash working capital
Advances receivable and prepaid expenses		(131,369)	(152,806)	(179,590)	(201,075)
Due from related parties		(84,516)	-	(215,115)	-
Employee retention allowance	18	(5,135)	3,728	(123)	(4,736)
Accounts payable		(313,332)	(116,610)	295,990	98,317
Accrued liabilities		(135,655)	(109,490)	(207,159)	(195,583)
Net cash used in operating activities		(1,109,781)	(848,287)	(1,632,138)	(1,486,590)

Cash flows from investing activities
Acquisition of additional interest in subsidiary	4	-	-	-	(140,000)
Acquisition of mineral properties		-	-	-	-
Acquisition of property, plant and equipment		(408,969)	-	(578,268)	-
Expenditures on exploration and evaluation assets		(2,035,344)	(446,956)	(5,721,438)	(1,163,626)
Net cash used in investing activities		(2,444,313)	(446,956)	(6,299,706)	(1,303,626)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		4,198,490	3,413,135	8,935,315	5,383,914
Loans received (repaid)	12	(755)	(32,385)	(11,667)	17,603
Principal repayment of lease obligation	15	(54,442)	(48,785)	(164,458)	(160,544)
Due to related parties		(174,831)	(369,640)	(284,920)	(761,122)
Net cash provided from financing activities		3,968,462	2,962,325	8,474,270	4,479,851

Net increase in cash and cash equivalents during the period		414,368	1,667,082	542,426	1,689,635
Cash and cash equivalents, beginning of the period		384,682	100,249	256,624	77,696
Cash and cash equivalents, end of the period		799,050	1,767,331	799,050	1,767,331

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2021 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc. owns 84.68% of the outstanding shares of Adumbi Mining S.A. ("Adumbi"), a company registered in the Congo which changed its name from KGL-Somituri SARL in January 2020, and 100% of the common shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. Basis of Preparation

a) Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2021 have been prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements ("IAS 1"). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2020, which include information necessary to understand the Company's business and financial statement presentation.

b) Going Concern

The Company incurred a net loss of $540,793 and $2,080,998 for the respective three and nine month periods ended September 30, 2021 (three and nine months ended September 30, 2020 - $617,079 and $1,719,471 respectively) and as at September 30, 2021 had working capital of $55,490 (December 31, 2020 - working capital deficit of $1,086,420).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Management is closely monitoring the impact of COVID-19 on the Company's business, including the impact on employees, operations, supplies, liquidity and capital resources. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19 and strategic partnership arrangements. The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These interim condensed consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a) Basis of Consolidation

Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 5).

Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

b) Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

c) New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

IAS 16 - Property, Plant and Equipment

On May 14, 2020, the IASB issued an amendment to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling such items, and the cost of producing those items are to be recognized in profit and loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendment is to be applied retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the earliest period presented in the financial statements in the year in which the amendments are first applied. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

On May 14, 2020, the IASB issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendment specifies that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to the contract can either be incremental costs of fulfilling the contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

IFRS 9 - Financial Instruments

On May 14, 2020, the IASB issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other's behalf are included. The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

4. Acquisitions

Loncor Kilo Inc.

On September 27, 2019, the Company closed certain transactions provided for by an agreement (the "Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd ("Resolute"), Kilo Goldmines Ltd. ("KGL") and Kilo Goldmines Inc. ("Kilo Inc.", and together with KGL, "Kilo"), and which resulted in the Company acquiring Kilo Inc. Pursuant to the Agreement, (a) Resolute assigned to the Company, for nominal consideration, all of Resolute's rights under a secured cash advance facility (the "Facility") which Resolute had made available to Kilo (including Resolute's rights under the security provided by Kilo in respect of the Facility (the "Security")), (b) Kilo consented to the said assignment of the Facility (including the Security) from Resolute to the Company, and (c) following implementation of the said assignment, the Company exercised its rights under the Security (the "Security Enforcement") as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility (prior to the Security Enforcement, Kilo Inc. was a wholly-owned subsidiary of KGL). In the Agreement, Kilo agreed to cooperate with and assist the Company in the Security Enforcement and for such cooperation and assistance, the Company paid $98,124 (Cdn$130,000) to KGL.

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the Congo (these mineral projects then consisted of a 71.25% interest in the Adumbi properties and a 49% interest in the Isiro properties, which are all located in the Ngayu gold belt in northeastern Congo near Loncor's existing Ngayu properties).  See Notes 9(e) and 9(f).

The acquisition of Kilo Inc. has been recorded as a business combination under IFRS 3 Business Combinations.The total consideration has been allocated to the fair value of assets and liabilities acquired as follows:

Total consideration:

Cash consideration	$98,124

Purchase Price	$98,124

Fair value of assets and liabilities:

Cash and cash equivalent	$599

Property, Plant and Equipment	$223,346

Exploration and Evaluation Assets	$175,446

Accounts payable and accrued liabilities	$(301,267)

Fair value of net assets acquired	$98,124

In March 2020, the Company acquired an additional 5.04% interest in Adumbi pursuant to a private transaction with one of the former minority shareholders of Adumbi for total consideration of $140,000. This acquisition increased the Company's interest in Adumbi from 71.25% to 76.29%. In September 2020, Adumbi was restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies. The restructuring resulted in the Company increasing its interest in Adumbi Mining to 84.68%, minority shareholders holding 5.32% and the Congo 10%. The Congo was allocated 10% in accordance with the requirements of the new Congo Mining Code enacted in 2018. Also, as a result of the restructuring, Adumbi Mining now operates as "Adumbi Mining S.A." rather than Adumbi Mining SARL.

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

Devon and Navarro

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a) The issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000;

b) The payment of $75,000 in cash; and

c) The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Also, in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro.

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

5. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

6.  Advances receivable and prepaid expenses

	September 30, 2021	December 31, 2020
Supplier prepayments and deposits	257,571	90,928
Loan to KGL and accrued interest	59,215	56,199
Other receivables and employee advances	46,033	22,997
Harmonized Sales Tax receivable	53,438	66,543
	$416,257	$236,667

In connection with the Kilo Agreement (Note 4), the Company provided to KGL Resources Ltd. (formerly Kilo Goldmines Ltd.) an unsecured loan in the principal amount of $51,019 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the period ended September 30, 2021, the interest accrued on the loan was $8,196 (December 31, 2020 - $5,147).

Other receivables and employee advances of $46,033 are non-interest bearing, unsecured and due on demand (December 31, 2020 - $22,997).

7.  Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine months ended September 30, 2021 and September 30, 2020 was as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Salaries and bonus	$182,583	$161,369	$735,250	$412,756
Compensation expense-share-based payments	$262,293	$653	$304,067	$187,316
	$444,876	$162,022	$1,039,317	$600,072

b) Other Related Party Transactions

As at September 30, 2021, an amount of $4,820 relating to advances provided by the Company was due from Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2020 the amount due to Mr. Kondrat- $279,154). Total amount paid to Mr. Kondrat for the three and nine months ended September 30, 2021 - $62,500 and $437,500 respectively (for the three and nine months ended September 30, 2020 - $62,500 and $171,194 respectively).

As at September 30, 2021, an amount of $166,285 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2020 - $26,474).

As at September 30, 2021, an amount of $70,484 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2020 - $5,766 was due to KGL Resources).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2020	151,786	28,190	11,708	217,617	221,375	739,106	84,906	1,454,688
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	(51,149)	-	(51,149)
Balance at December 31, 2020	151,786	28,190	11,708	217,617	221,375	687,957	84,906	1,403,539
Additions	-	-	-	-	578,268	-	-	578,268
Disposals	-	-	-	-	-	-	-	-
Revaluation of asset	-	-	-	-	-	-	-	-
Balance at September 30, 2021	151,786	28,190	11,708	217,617	799,643	687,957	84,906	1,981,807

Accumulated Depreciation
Balance at January 1, 2020	141,866	22,605	11,708	2,985	216,636	192,810	84,906	673,516
Additions	1,839	2,528	-	11,938	3,964	181,850	-	202,119
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2020	143,705	25,133	11,708	14,923	220,600	374,660	84,906	875,635
Additions	1,154	1,990	-	8,954	2,973	128,167	-	143,238
Disposals	-	-	-	-	-	-	-	-
Balance at September 30, 2021	144,859	27,123	11,708	23,877	223,573	502,827	84,906	1,018,873
Balance at January 1, 2020	9,920	5,585	-	214,632	4,739	546,296	-	781,172
Balance at December 31, 2020	8,081	2,414	2,414	2,414	2,414	2,414	2,414	527,904
Balance at September 30, 2021	6,927	1,067	-	193,740	576,070	185,130	-	962,934

During the nine months ended September 30, 2021, depreciation in the amount of $12,561 (nine months ended September 30, 2020 - $12,582) was capitalized to exploration and evaluation assets.

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2020	$10,440,729	$17,454,831	$254,283	$28,149,843
Additions	180,637	4,279,656	2,760,307	7,220,600
Adjustment	-	-	(81,685)	(81,685)
Earn-in Barrick payment (*)	-	(4,267,816)	-	(4,267,816)
Balance as at December 31, 2020	$10,621,366	$17,466,671	$2,932,905	$31,020,942
Additions	214,844	1,944,736	5,549,581	7,709,161
Earn-in Barrick payment (*)	-	(1,975,162)	-	(1,975,162)
Balance as at September 30, 2021	$10,836,210	$17,436,245	$8,482,486	$36,754,941

(*)The joint venture with Barrick was terminated in Q3 2021

There are $602,250 of intangible exploration and evaluation assets as at September 30, 2021 (December 31, 2020 - $602,250). These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu ($150,000), Devon ($152,250) and Navarro ($300,000) properties. The intangibles have not been included in the table above.

14 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities.  The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

b.  Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo, Haut-Uélé and Ituri provinces in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2020 and December 31, 2019, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at September 30, 2021, the Company determined that no impairment charge or gain was required.

c. Devon

The Devon properties consist of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. These exploration permits were renewed during 2018 and are subject to final DRC Cadastre Minier (CAMI) administrative processing.

d. Navarro

The Navarro properties consist of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo.

e. Adumbi

The Adumbi (previously KGL-Somituri, See Note 4) properties consist of six (6) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the Adumbi properties was acquired in September 2019 through the agreement with Resolute, KGL and Kilo Inc. (see Note 4). The six mining licenses (Exploitation permits)

15 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds a 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company's subsidiary Loncor Kilo Inc. agreed to finance all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

f. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

10. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

September 30, 2021
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$770,895	-	$37,357,191
Canada	$192,039	-	-
	$962,934	-	$37,357,191
December 31, 2020
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$205,189	-	$31,623,192
Canada	$322,715	$1	-
	$527,904	$1	$31,623,192

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	September 30, 2021	December 31, 2020
Exploration and evaluation expenditures	$719,757	$417,566
Non-exploration and evaluation expenditures	$291,684	$297,886

Total Accounts Payable	$1,011,441	$715,452

16 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

12. Loans

a) In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at September 30, 2021, the balance of $nil was outstanding (December 31, 2020 - $11,650).

b) In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing and can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Company exercises the option for a 3-year extension, 5% interest during the term extension period will apply on any balance remaining.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,201 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. For the three and nine months ended September 30, 2021, interest of $248 (Cdn$313) and $737 (Cdn$939) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (for the three and nine months ended September 30, 2020 - $Nil and $Nil, respectively).

As at September 30, 2021, the CEBA LOC is valued at $27,220 (Cdn$34,680) (December 31, 2020 - $26,501 (Cdn$33,741)).

13. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

17 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

b) Issued share capital

The following table summarizes the Company's issued common shares:

	Number of shares		$US

Balance -December 31, 2019		95,280,978	79,841,286

February 3, 2020	500,000	95,780,978	135,594
February 6, 2020	22,659	95,803,637	8,502
February 25, 2020	6,000,000	101,803,637	1,807,200
costs of issuance			(80,841))
February 28, 2020	375,000	102,178,637	100,535
June 30, 2020	24,896	102,203,533	8,292
July 31, 2020	8,000,000	110,203,533	2,984,000
August 27, 2020	2,000,000	112,203,533	761,700
costs of issuance		560,779	(427,145)
September 9, 2020	20,640	112,224,173	8,578

Balance - December 31, 2020		112,224,174	85,147,700

February 2, 2021	1,930,000	114,154,174	753,183
February 3, 2021	6,070,000	120,224,174	2,374,281
February 12, 2021	3,500,000	123,724,174	1,376,725
March 8, 2021	1,050,000	124,774,174	99,527
costs of issuance			(941,195)
June 21,2021	600,000	125,374,174	363,600
transfer from contributed surplus			66,083
July 19, 2021	1,401,426	126,775,600	768,808
July 22, 2021	125,000	126,900,600	69,624
July 23, 2021	6,323,574	133,224,174	3,519,954
costs of issuance			(480,970)

Balance - September 30, 2021		133,224,174	93,117,319

In February 2020, the Company closed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of $1,807,200 (Cdn$2,400,000). In connection with this private placement, the Company incurred $80,842 of issuance costs settled in cash. A total of 1,790,000 of the common shares were purchased by certain insiders of the Company, including Mr. Kondrat, who purchased 1,440,000 of the common shares. The Company also issued in February 2020, 22,659 common shares at a price of Cdn$0.50 per share as the consideration for certain consulting services rendered by a third party and warrants to purchase 875,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of $236,129 (Cdn$315,000).

In June 2020, the Company issued 24,896 common shares at a price of Cdn$0.4539 per share, as the consideration for consulting services rendered by a third party.

In July and August 2020, the Company closed, in two tranches, a private placement financing (the "Financing") for a total of 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for total gross proceeds of $3,745,700 (Cdn$5,000,000).  A total of 3,390,000 of the said shares were purchased by certain insiders of the Company. In connection with this private placement, the Company incurred $427,145 of issuance costs settled in cash and warrants.

In September 2020, the Company issued 20,640 common shares at a price of Cdn$0.5475 per share, as the consideration for consulting services rendered by a third party.

In February 2021, the Company completed, in two tranches, a private placement of a total of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $4,504,188 (Cdn$5,750,000). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units. In March 2021, stock options to purchase a total of 1,050,000 common shares of the Company were exercised for gross proceeds of $99,527 (Cdn$126,000).

18 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

In June 2021, warrants to purchase 600,000 common shares of the Company were exercised for gross proceeds of $363,600 (Cdn$450,000).

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company (the "Units") at a price of Cdn$0.70 per Unit for gross proceeds of $4,358,386 (Cdn$5,495,000). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "B-Warrant") of the Company, with each B-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the Units.

As of September 30, 2021, the Company had issued and outstanding 133,224,174 common shares (December 31, 2020 - 112,224,174). No preference shares are issued and outstanding.

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at September 30, 2021:

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	ClosingBalance	Exercise Price (Cdn$)	Exercise period (months)	ExpiryDate	Remaining contractual life(months)
7/31/2020	123,000	-	-	-	-	123,000	$0.61	24	7/31/2022	10
9/18/2020	414,000	-	(96,000)	-	-	318,000	$0.61	24	8/26/2022	11
2/2/2021	-	1,050,800	-	-	-	1,050,800	$0.75	12	2/2/2022	4
2/3/2021	-	3,101,000	-	(600,000)	-	2,501,000	$0.75	12	2/3/2022	4
2/12/2021	-	1,804,000	-	-	-	1,804,000	$0.75	12	2/12/2022	5
7/19/2021	-	720,513	-	-	-	720,513	$0.95	12	7/19/2022	10
7/22/2021	-	70,000	-	-	-	70,000	$0.95	12	7/22/2022	10
7/23/2021	-	3,196,928	-	-	-	3,196,928	$0.95	12	7/23/2022	10
	537,000	9,943,241	(96,000)	(600,000)	-	9,784,241

As at September 30, 2021, the Company had 9,784,241 outstanding common share purchase warrants (December 31, 2020 - 537,000).

During the period ended September 30, 2021, the Company issued 9,674,999 common share purchase warrants and 268,242 finder warrants in connection with the February 2021 and July 2021 private placement financings. In June 2021, 600,000 warrants were execised at an exercise price of Cdn$0.75 per share. During the year ended December 31, 2020, the Company issued 537,000 finder warrants in connection with the July and August 2020 private placement financing. These warrants are classified as equity settled share-based payment transactions and accounted for under IFRS 2.

96,000 warrants were cancelled during the period ended September 30, 2021 and no warrants were forfeited or cancelled for year ended December 31, 2020.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.17% - 0.39%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 69.23% - 92.15%, which is based on the Company's historical stock prices

(iii) Expected life: 1 - 2 year

(iv) Expected dividends: $Nil

19 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

d) Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2021 amounting to 131,323,964 and 125,202,968 common shares, respectively (three and nine months ended September 30, 2020 amounting to 111,537,248 and 104,431,362 common shares, respectively). The diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2021 amounted to 131,323,964 and 125,202,968 common shares, respectively (three and nine months ended September 30, 2020 amounted to 111,537,248 and 104,431,362 common shares, respectively). Stock options and warrants are considered anti-dilutive and therefore are excluded from the calculation of diluted loss per share.

14. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021 and September 29, 2021 and certain stock options granted on September 15, 2020 fully vested (or shall fully vest) on the 4 month anniversary of the grant date, and (b) other stock options granted on September 15, 2020 vested on the grant date.

The following tables summarize information about stock options:

For the nine months ended September 30, 2021:

		During the Period					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0 - 0.70	5,505,000	3,946,000	(1,050,000)	-	-	8,401,000	3.83	6,005,000	2,396,000
Weighted Average Exercise Price	0.30	0.68	0.12			0.53		0.42

For the year ended December 31, 2020:

		During the year					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0 - 0.70	4,840,000	665,000	-	-	-	5,505,000	3.07	5,153,750	351,250
Weighted Average Exercise Price	0.27	0.54				0.30		0.30

20 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

During the three and nine months ended September 30, 2021, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $2,809 and $442,617, respectively (three and nine months ended September 30, 2020 - $18,246 and $257,499, respectively) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the three and nine months ended September 30, 2021, the Company recognized $50,200 and $50,861, repectively, representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (three and nine month ended September 30, 2020 - $60,536 and 125,158, respectively). In addition, an amount of $481 and $122,297 for the three and nine months ended September 30, 2021 respectively (three and nine month ended September 30, 2020 - $nil) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 1.66%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 82.38% - 128.69%, which is based on the Company's historical stock prices

(iii) Expected life: 2 - 3 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly obligation of approximately $16,500 (Cdn $22,500).

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. On July 1, 2020 the right-of-use-asset was revalued at $687,957 (Cdn $932,123). The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 3.45%. As at September 30, 2021, the undiscounted cash flows for this office lease agreement to October 31, 2022 were $215,292 (Cdn $293,393).

Changes in the lease obligation for the nine months ended September 30, 2021 and year ended December 31, 2020 were as follows:

	September 30, 2021	December 31, 2020
Balance - beginning of the period	$348,244	$591,183
Liability settled	$(164,458)	$(213,183)
Liability revaluation	$-	$(51,149)
Interest expense	$7,669	$21,393
Balance - end of the period	$191,454	$348,244

Current portion	$191,454	$188,370
Long-term portion	$-	$159,874
Total lease obligation	$191,454	$348,244

For the three and nine months ended September 30, 2021, the Company recognized lease revenues of $13,033 and $39,570 in the interim condensed consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc (three and nine months ended September 30, 2020 - $12,284 and $40,449 respectively). The Company has an exploration office lease in Congo, which can be cancelled with three months notice in advance without any penalty. For the three and nine months ended September 30, 2021, the lease expense in the amount of $5,100 and $15,300 respectively (three and nine months ended September 30, 2020 - $5,100 and $15,300 respectively) in relation to the Congo office, was capitalized to exploration and evaluation assets.

21 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

16. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, balances due to and from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate item in the interim condensed consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2021 and December 31, 2020. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2021 and December 31, 2020.

22 of 25

Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

	September 30, 2021	December 31, 2020

	Canadian dollar	Canadian dollar
Cash and cash equivalents	892,428	260,173
Advances receivable and prepaids	212,578	22,353
Accounts payable and accrued liabilities	(320,919)	(508,573)
Due from related parties	(244,520)	42,619
Due to related parties	-	(355,419)
Employee retention allowance	(234,471)	(234,471)
Loans	(34,680)	(33,741)
Total foreign currency financial assets and liabilities	270,416	(807,060)
Foreign exchange closing rate	0.7849	0.7854
Total foreign currency financial assets and liabilities in US $	212,250	(633,865)
Impact of a 10% strengthening of the US $ on net loss	21,225	(63,386)

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at September 30, 2021 and December 31, 2020 was as follows:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$799,050	$256,624
Advances receivable and prepaid expenses	$416,257	$236,667
	$1,215,307	$493,291

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $1,011,441, accrued liabilities of $14,475, due to related parties of $nil, employee retention allowance of $184,036 and lease obligation of $191,454 are due within one year.

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	September 30, 2021	December 31, 2020
Share capital	$93,117,319	$85,147,700
Reserves	$10,521,531	$8,940,059
Deficit	$(65,290,455)	$(63,209,457)
	$38,348,395	$30,878,302

The Company's capital management objectives, policies and processes have remained unchanged during the nine months ended September 30, 2021 and the year ended December 31, 2020.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the nine months ended
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Depreciation included in exploration and evaluation assets	9	$4,186	$4,193	$12,561	$12,582
Exploration and evaluation expenditures paid by Barrick	9	3,492	1,046,415	1,975,162	2,848,128
Fees paid by common shares, stock options or warrants	13b	55,694	189,676	78,698	253,403

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Loncor Gold Inc.

Notes to Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Expressed in U.S. dollars, except for per share amounts - unaudited)

18. Employee Retention Provision

The following table summarizes information about changes to the Company's employee retention provision during the nine months ended September 30, 2021:

$
Balance at December 31, 2019	180,519
Foreign exchange adjustment	3,640
Balance at December 31, 2020	184,159
Foreign exchange adjustment	(123)
Balance at September 30, 2021	184,036

19. Government Assistance

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy ("CEWS") in order to help employers retain and/or return Canadian-based employees to payrolls in response to challenges posed by the COVID-19 pandemic. Loncor determined that it met the employer eligibility criteria and applied for the CEWS retroactively to March 15, 2020. Cash payments of $30,295 (Cdn $40,604) were received in the year 2020. The Company has recorded a total gross subsidy of $nil under "interest and other income" in the consolidated statement of loss and comprehensive loss for the period ended September 30, 2021 (year ended December 31, 2020 - $30,295).

In July 2020, the program was redesigned and extended until December 2020. In September and November 2020, the Government of Canada announced further extensions of the program to June 2021. The Company intends to continue its participation in the CEWS program, subject to meeting the eligibility requirements. There are no unfulfilled conditions or other contingencies attaching to the current CEWS program.

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